

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Mostafa Kandil
Chief Executive Officer
Swvl Holdings Corp
The Offices 4, One Central
Dubai World Trade Center
Dubai, United Arab Emirates

      Re: Swvl Holdings Corp
          Amendment No. 1 to Registration Statement on Form F-1
          Filed May 27, 2022
          File No. 333-264416

Dear Mr. Kandil:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 27, 2022

Prospectus Summary, page 2

1.   We note your acquisition of Volt Lines and entry into a definitive agreement to acquire Zeelo. Considering it appears that such acquisitions will involve the issuance of shares that will be registered for resale in the future, enhance your disclosure to acknowledge the further dilution to shareholders as a result of such transactions.

General

2.   We note your response to comment 8 and your amended disclosure on pages 41 and 42. With respect to your risk factor on page 42, we note your amended disclosure speaks

specifically to the "securities being offered pursuant to this prospectus." However, where you discuss future resales which may affect market price, even if the business is doing well, it seems material to acknowledge the role that your committed equity financing may have on market price. Please revise.

 Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicholas A. Dorsey